UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________________________

FORM 11-K

_____________________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____________ TO _______________

Commission file number 1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.

RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS

Page(s)
Report of Independent Registered Public Accounting Firm - BDO USA, P.C. [PCAOB Firm ID No. 243]	1
Report of Independent Registered Public Accounting Firm - Baker Tilly US, LLP [PCAOB Firm ID No. 23]	2

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023	4
Notes to Financial Statements	5-10

Supplemental Schedule
Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023	11

Signature	12

Exhibit: Consent of Independent Registered Public Accounting Firm - BDO USA, P.C.
Exhibit: Consent of Independent Registered Public Accounting Firm - Baker Tilly US, LLP

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Plan Participants and Investment Committee of
Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023, has have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, P.C.

We have served as the Plan’s auditor since 2024.
Grand Rapids, Michigan
June 26, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the
Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We served as the Plan’s auditor from 2006 to 2023.

Minneapolis, Minnesota
May 24, 2023

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets
Investments, at fair value	$731,032,925	$642,676,494
Employer contributions receivable	9,369,528	8,718,265
Participant contributions receivable	728,667	602,040
Notes receivable from participants	4,062,282	3,990,791
Total assets	745,193,402	655,987,590
Net assets available for benefits	$745,193,402	$655,987,590

See Notes to Financial Statements.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2023
Additions
Net appreciation of the fair value of investments	$103,249,476
Interest and dividend income	4,542,544
Total income	107,792,020

Interest income on notes receivable from participants	220,821

Contributions:
Employer	20,260,988
Participants	26,322,093
Rollovers	2,992,645
Total contributions	49,575,726
Total additions	157,588,567

Deductions
Benefits paid to participants	(67,899,284)
Administrative expenses	(483,471)
Total deductions	(68,382,755)

Net increase in net assets available for benefits	89,205,812
Net assets available for benefits, beginning of year	655,987,590
Net assets available for benefits, end of year	$745,193,402

See Notes to Financial Statements.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEAR ENDED DECEMBER 31, 2023
Note 1. Description of the Plan
The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company (the Trustee) is the Plan’s trustee and record keeper.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Board of Directors and Company management may amend or modify the Plan.
Eligibility
Full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan. Employees covered by a labor agreement are not eligible for employer contributions unless their labor agreement and the Plan provide for it.
Contributions
Participants may contribute up to 50% of their annual compensation through pre-tax 401(k) contributions or after-tax Roth 401(k) contributions, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans. Participants over age 50 may contribute an additional catch-up contribution. Employees who are not covered by a collective bargaining agreement are automatically enrolled at a 3% pre-tax 401(k) employee contribution 45 days after they become eligible unless they proactively opt out of the Plan or choose a different percentage amount for their contribution.
Information about employer contributions made to eligible participants is as follows:

Participant Group	Employer Contribution	Contribution Paid	Investment Allocation	Vesting	Employer Contributions For the Year Ended December 31, 2023
All eligible participants as defined by the Plan excluding those covered by collective bargaining agreements	100% of the first 3% and 50% of the next 2% of compensation contributed by the participant	Each pay period	The match is invested 50% in the Company's Common Stock Fund and 50% in the participants directed investment elections.	Immediate	$11,663,384
All eligible participants as defined by the Plan receive an additional annual retirement contribution, excluding those covered by collective bargaining agreements	3% of participant’s compensation	After Plan year-end	100% in the participant's directed investment elections	3 years of vesting service	8,240,269
Stevens Point, Wisconsin employees hired after February 15, 2013 and covered by their respective collective bargaining agreements	4% of participant’s compensation	After Plan year-end	100% in the participant's directed investment elections	3 years of vesting service	357,335
Total employer contributions					$20,260,988

Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate their contributions, the contributions are placed in the age appropriate JP Morgan Smart Retirement Fund. The participant may directly invest up to 15% of their contributions in the Company’s Common Stock Fund. Employer contributions invested directly in the Company’s Common Stock Fund may be transferred by participants to one or more of the other investment options available under the Plan at any time. Each participant’s account is credited with their contributions, including rollover contributions, employer contributions and investment earnings. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.
Participants may not transfer funds from their existing portfolio account balance into the Company’s Common Stock Fund once their Company’s Common Stock Fund reaches 15% of their total portfolio account. A participant may change the allocation of contributions to various investment options offered by the Plan daily.
Vesting
Participants are 100% vested in their accounts at all times with the exception of contributions made under the annual employer retirement contribution and the contribution for Stevens Point, Wisconsin as outlined above, which become fully vested after three years of vesting service.
Forfeited Accounts
Forfeited non-vested accounts may be used to restore accounts for rehired participants, reduce employer contributions or reduce Plan administrative expenses. Forfeited non-vested amounts are Plan assets and are classified as investments on the Statements of Net Assets Available for Benefits. As of December 31, 2023 and 2022, there was $384,269 and $93,525, respectively, available in forfeited non-vested accounts. For the year ended December 31, 2023, no forfeitures were used to reduce employer contributions. For the year ended December 31, 2023, forfeitures were also used to reduce administrative expenses by $66,721.
Payment of Benefits
Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary may receive the participant’s account balance in a lump-sum payment. If the participant’s termination is considered a retirement, as defined in the Plan document, a participant or designated beneficiary can receive a partial distribution. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Company. Distributions are permitted while the participants are employed by the Company once the participant has reached age 59-1/2.
Notes Receivable from Participants
Participants may borrow up to 50% of their participant contribution account balance or $50,000, whichever is less. Employer contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence, in which case the term may not exceed 10 years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans as of December 31, 2023 and 2022 ranged from 4.25% to 9.25% and 4.25% to 8.00% respectively. Loans mature at various dates through June 2032 and are generally repaid through payroll deductions.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements, in conformity with generally accepted accounting principles (GAAP) in the United States, requires the Plan’s management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates. The following is a summary of significant policies which are consistently followed in the preparation of the Plan’s financial statements.
New Accounting Standards Not Yet Adopted
The Company considers the applicability and impact of the Financial Accounting Standards Board’s Accounting Standards Updates (ASUs) issued but not yet adopted. The Company assessed ASUs recently issued and determined they were either not applicable or were not expected to have a material impact on the Plan’s financial reporting.

Valuation of Investments
The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, as determined by the Trustee, and are based on published market quotations. See Note 7 for disclosure of the Plan’s fair value measurements.
Investment Earnings
Investment income is recorded on an accrual basis. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation of the fair value of investments. Dividend income is recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance and any accrued interest. Interest income on notes receivable from participants is recorded when it is earned. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. At December 31, 2023 and 2022, there were no allowances for credit losses recorded.
Contributions
Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation. Annual employer contributions are recorded in the Plan in the year in which compensation was earned.
Benefits Paid to Participants
Benefits paid to participants are recorded when paid.
Plan Expenses
Administrative fees charged by the Trustee are paid by the Plan. These fees are partially offset by revenue sharing credits received from the Trustee as well as forfeitures. Certain expenses, including legal, accounting and other services, are paid by the Company, and are excluded from these financial statements.
Risks and Uncertainties
The Plan provides for various options for investment in a variety of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.
Concentration of Market Risk
As of December 31, 2023 and 2022, approximately 25% and 27% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s Common Stock Fund in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.
Note 3. Investments
The investments that represent 10% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2023	2022
Donaldson Company, Inc. Common Stock Fund(1)	$188,677,949	$179,700,384
Fidelity Contrafund Pool(1)	$114,202,343	$85,963,290

(1)	Indicates a party-in-interest investment.

Note 4. Non-Participant-Directed Investments
The Donaldson Company, Inc. Common Stock Fund investment is both participant- and non-participant-directed. Information about the significant components of the changes in net assets available for benefits for this fund is as follows:

Year Ended December 31, 2023
Net appreciation	$19,228,595
Dividend income	2,385,235
Contributions	6,603,560
Benefits paid to participants	(16,589,137)
Administrative expenses	(69,242)
Net transfers to participant-directed investments	(2,581,446)
Changes in net assets - Donaldson Company, Inc. Common Stock Fund	$8,977,565
Note 5. Tax Status
The Company has received a favorable determination letter from the Internal Revenue Service (IRS), dated October 3, 2017, stating the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the Code) and is therefore exempt from federal income taxes under provisions of Section 501(a). While the Plan has been amended since receiving the determination letter, the Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Company to evaluate tax positions taken. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 6. Related Party and Exempt Party-in-Interest Transactions
Participants have the option to direct their contributions to be invested in certain mutual funds and common/collective trusts, which are sponsored by the Trustee, and a Company stock fund comprised of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s Common Stock Fund.
As of December 31, 2023 and 2022, the Plan held 2,886,897 and 3,052,419 shares of Donaldson Company, Inc. common stock, valued at $188,677,949 and $179,700,384, respectively. Dividends received on Donaldson Company, Inc. common stock were $2,385,235 for the year ended December 31, 2023. For the year ended December 31, 2023, purchases and sales of Donaldson Company, Inc. common stock were $6,820,400 and $19,387,794, respectively.
The Plan also issues loans to participants which are secured by the vested balance of the participants' accounts.
Note 7. Fair Value Measurements
Fair value measurements of financial instruments are reported in one of three levels based on the lowest level of significant input used. For Level 1, inputs to the fair value measurement are quoted prices in active markets for identical assets or liabilities. For Level 2, inputs to the fair value measurement include quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. For Level 3, inputs to the fair value measurement are unobservable inputs or are based on valuation techniques.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2023.
Donaldson Company, Inc. Common Stock Fund
Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Participant-Directed Brokerage Accounts
Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. Participant-directed brokerage accounts include investments in cash, common stock, open-ended mutual funds that are registered with the Securities Exchange Commission and ETFs that are registered with the Securities Exchange Commission. Investments in mutual funds and participant-directed brokerage accounts are stated at fair value based on quoted market prices.
Common/collective Trust Fund Investments
Common/collective trust funds are valued at the net asset value (NAV) of units held. The NAV, as provided by the trustee of the common/collective trust funds, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the common/collective trust funds less its liabilities. This practical expedient is not used when it is determined to be probable that the common/collective trust funds will sell for an amount different than the reported NAV.
The common/collective trust funds also include Fidelity Managed Income Portfolio II (MIP II). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Under the terms of the MIP II’s Declaration of Trust, withdrawals directed by the Company must be preceded by a 12 month written notice to the MIP II. As of December 31, 2023, the Plan had not provided the MIP II with advance written notice to terminate the Plan’s investment in the MIP II.
As of December 31, 2023 and 2022, the Plan had no unfunded commitments related to the common/collective trust funds. There are no participant redemption restrictions for these investments. Participant transactions (purchases and sales) may occur daily.
Fair Value Classification
The Company reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the years ended December 31, 2023 or 2022. The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s investments at fair value and the respective levels in the fair value hierarchy are as follows:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$188,677,949	$—	$—	$188,677,949
Mutual funds and interest bearing cash	83,825,527	—	—	83,825,527
Participant-directed brokerage accounts	10,705,246	—	—	10,705,246
Total investments in the fair value hierarchy	$283,208,722	$—	$—	283,208,722
Common/collective trust fund investments measured at NAV(1)				447,824,203
Total investments, at fair value				$731,032,925

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$179,700,384	$—	$—	$179,700,384
Mutual funds and interest bearing cash	78,613,292	—	—	78,613,292
Participant-directed brokerage accounts	6,431,082	—	—	6,431,082
Total investments in the fair value hierarchy	$264,744,758	$—	$—	264,744,758
Common/collective trust fund investments measured at NAV(1)				377,931,736
Total investments, at fair value				$642,676,494

(1)
Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 8. Subsequent Events
The Company has evaluated subsequent events through June 26, 2024, the date the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements. The Company has determined no significant events occurred after December 31, 2023, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
EIN 41-0222640
Plan Number 007

		Description of Investment	Cost
	Identity of Issue,	Including the Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par or Maturity Value		Value
(1)	Donaldson Company, Inc. Common Stock Fund	Common Stock	$69,045,788.87	$188,677,949
(1)	Fidelity Contrafund Pool	Common/Collective Trust	(2)	114,202,343
	Legal & General Russell 3000 Fund	Common/Collective Trust	(2)	50,671,225
	JP Morgan Smart Retirement 2030	Common/Collective Trust	(2)	38,086,859
	Boston Partners Large Cap Value	Common/Collective Trust	(2)	32,359,492
	JP Morgan Smart Retirement 2035	Common/Collective Trust	(2)	33,822,066
(1)	Fidelity Managed Income Portfolio II Fund	Common/Collective Trust	(2)	26,215,701
	JP Morgan Smart Retirement 2025	Common/Collective Trust	(2)	26,090,557
	JP Morgan Smart Retirement 2040	Common/Collective Trust	(2)	31,691,148
	Hartford Schroder U.S. Opportunities Fund	Mutual Fund	(2)	18,739,463
	BlackRock Total Return	Common/Collective Trust	(2)	19,285,742
	Hood River Small Cap Growth Fund	Mutual Fund	(2)	18,340,056
(1)	Fidelity Diversified International K6	Mutual Fund	(2)	18,076,992
	JP Morgan Smart Retirement 2045	Common/Collective Trust	(2)	18,454,127
	JP Morgan Smart Retirement 2050	Common/Collective Trust	(2)	18,561,829
	JP Morgan Smart Retirement 2020	Common/Collective Trust	(2)	11,074,790
	JP Morgan Smart Retirement 2055	Common/Collective Trust	(2)	13,506,483
	Dodge & Cox International	Mutual Fund	(2)	10,737,115
	American Beacon Small Cap Value	Mutual Fund	(2)	10,951,987
(1)	Brokeragelink Fund	Participant-directed Brokerage Accounts	(2)	10,705,246
	Vanguard Inflation Protected Fund	Mutual Fund	(2)	6,868,959
	JP Morgan Smart Retirement 2060	Common/Collective Trust	(2)	6,348,755
	JP Morgan Smart Retirement Income	Common/Collective Trust	(2)	3,296,566
	Legal & General MSCI EAFE Fund	Common/Collective Trust	(2)	4,156,520
(1)	Fidelity Government Money Market	Money Market	(2)	110,955
				$731,032,925
(1)	Participant Loans	Notes receivable from participants - interest rates from 4.25% to 9.25%, payable through June 2032	$—	$4,062,282

(1)	Denotes party-in-interest.
(2)	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 26, 2024	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Scott J. Robinson
Scott J. Robinson Chief Financial Officer